UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AAC Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

000307108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 000307108	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jerrod N. Menz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,146,645
	6	SHARED VOTING POWER 2,026,176 (1)
	7	SOLE DISPOSITIVE POWER 3,146,645
	8	SHARED DISPOSITIVE POWER 2,026,176 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,172,821 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (a) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.2% (3)
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 000307108	13G	Page 3 of 5 Pages

(1)	Consists of (i) 954,507 shares held of record by the Irrevocable Family Trust of Victoria Menz of which Mr. Menz serves as one of two trustees, (ii) 954,507 shares held of record by the Irrevocable Family Trust of Jerrod Menz of which Mr. Menz’s family is the beneficiary and (iii) 117,162 shares held of record by Victoria Menz, Mr. Menz’s spouse, of which Mr. Menz has shared voting and dispositive power.
(2)	Consists of (i) 3,146,645 shares of record held by Mr. Menz, (ii) 954,507 shares held of record by the Irrevocable Family Trust of Victoria Menz of which Mr. Menz serves as one of two trustees, (iii) 954,507 shares held of record by the Irrevocable Family Trust of Jerrod Menz of which Mr. Menz’s family is the beneficiary and (iv) 117,162 shares held of record by Victoria Menz, Mr. Menz’s spouse, of which Mr. Menz has shared voting and dispositive power.
(3)	Based on 21,374,374 shares of Common Stock outstanding as of December 31, 2014.

Item 1(a).	Name of Issuer.

AAC Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

115 East Park Drive, Second Floor

Brentwood, TN 37027

Item 2(a).	Name of Person Filing.

Jerrod N. Menz

Item 2(b).	Address of Principal Business Office or, if none, Residence.

c/o AAC Holdings, Inc.

115 East Park Drive, Second Floor

Brentwood, TN 37027

Item 2(c).	Organization/Citizenship.

United States of America

Item 2(d).	Title of Class Of Securities.

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number.

000307108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

Inapplicable.

Item 4.	Ownership.

Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b) and (c)

CUSIP NO. 000307108	13G	Page 4 of 5 Pages

Person	Total Shares of Common Stock Beneficially Owned		Percent of Class(1)	Sole Voting Power	Shared Voting Power		Sole Power to Dispose	Shared Power to Dispose
Jerrod N. Menz	5,172,821	(2)	24.2%	3,146,645	2,026,176	(3)	3,146,645	2,026,176	(3)

(1)	Based on 21,374,374 shares of Common Stock outstanding as of December 31, 2014.
(2)	Consists of (i) 3,146,645 shares of record held by Mr. Menz, (ii) 954,507 shares held of record by the Irrevocable Family Trust of Victoria Menz of which Mr. Menz serves as one of two trustees, (iii) 954,507 shares held of record by the Irrevocable Family Trust of Jerrod Menz of which Mr. Menz’s family is the beneficiary and (iv) 117,162 shares held of record by Victoria Menz, Mr. Menz’s spouse, of which Mr. Menz has shared voting and dispositive power.
(3)	Consists of (i) 954,507 shares held of record by the Irrevocable Family Trust of Victoria Menz of which Mr. Menz serves as one of two trustees, (ii) 954,507 shares held of record by the Irrevocable Family Trust of Jerrod Menz of which Mr. Menz’s family is the beneficiary and (iii) 117,162 shares held of record by Victoria Menz, Mr. Menz’s spouse, of which Mr. Menz has shared voting and dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

Inapplicable

CUSIP NO. 000307108	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2015
Date

/s/ Jerrod N. Menz
(Signature)

Jerrod N. Menz, President
(Name/Title)